UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 15)1

Groupon, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

399473206

(CUSIP Number)

JAN BARTA

PALE FIRE CAPITAL SE

Zatecka 55/14

Josefov, 110 00 Prague 1

Czech Republic

+420 777-767-773

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

PALE FIRE CAPITAL SICAV a.s.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,180,970
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,180,970
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,180,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 399473206

1	NAME OF REPORTING PERSON

PALE FIRE CAPITAL SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,181,070
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,181,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,181,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%
14	TYPE OF REPORTING PERSON

OO, HC

3

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

DUSAN SENKYPL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,195,261*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,181,070
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,195,261*
	10	SHARED DISPOSITIVE POWER

10,181,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,376,331*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%*
14	TYPE OF REPORTING PERSON

IN, HC

* Includes 1,750,000 Shares underlying certain options exercisable within the next 60 days.

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CUSIP No. 399473206

1	NAME OF REPORTING PERSON

JAN BARTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,181,070
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,181,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,181,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%
14	TYPE OF REPORTING PERSON

IN, HC

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CUSIP No. 399473206

The following constitutes Amendment No. 15 to the Schedule 13D filed by the undersigned (“Amendment No. 15”). This Amendment No. 15 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned directly by PFC SICAV were purchased with working capital. The aggregate purchase price of the 10,180,970 Shares beneficially owned by PFC SICAV is approximately $87,459,241, excluding brokerage commissions.

The Shares beneficially owned directly by Pale Fire Capital were purchased with working capital. The aggregate purchase price of the 100 Shares beneficially owned directly by Pale Fire Capital is approximately $1,982, excluding brokerage commissions.

Of the Shares directly owned by Mr. Senkypl, (i) 7,761 Shares were acquired upon the vesting of certain restricted stock units awarded to him in his capacity as a director of the Issuer and (ii) 437,500 Shares were acquired pursuant to the exercise of certain options awarded to him in connection with his initial appointment as the Issuer’s Interim Chief Executive Officer (as further explained in Amendment No. 11 to the Schedule 13D). The Shares acquired pursuant to the exercise of the options were purchased with personal funds and have an aggregate purchase price of $2,625,000, excluding brokerage commissions. Mr. Senkypl also directly beneficially owns 1,750,000 Shares underlying certain options awarded to him in connection with his initial appointment as the Issuer’s Interim Chief Executive Officer that are exercisable within the next 60 days.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 7, 2024, the Issuer announced that the Board appointed Mr. Senkypl as permanent Chief Executive Officer (“CEO”) of the Issuer. In connection with such appointment, Mr. Senkypl entered into an employment agreement with the Issuer’s wholly owned subsidiary, Groupon Management LLC (the “Employment Agreement”), which was effective on May 1, 2024. A description of the Employment Agreement is set forth in Item 6 below and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 39,540,752 Shares outstanding as of May 6, 2024, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024, plus the number of Shares underlying options exercisable by the Reporting Persons within the next 60 days, as applicable.

As of the date hereof, PFC SICAV directly beneficially owned 10,180,970 Shares, constituting approximately 25.7% of the Shares outstanding.

As of the date hereof, Pale Fire Capital directly beneficially owned 100 Shares, constituting less than 1% of the Shares outstanding. Pale Fire Capital, as the controlling person and sole shareholder of PFC SICAV, may be deemed to beneficially own the 10,180,970 Shares beneficially owned directly by PFC SICAV, which, together with the Shares it directly beneficially owns, constitutes an aggregate of 10,181,070 Shares, constituting approximately 25.7% of the Shares outstanding.

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CUSIP No. 399473206

As of the date hereof, Mr. Senkypl directly beneficially owned 2,195,261 Shares (including 1,750,000 Shares underlying certain options exercisable within the next 60 days), constituting approximately 5.3% of the Shares outstanding. Mr. Senkypl, as a control person and Chairman of the board of Pale Fire Capital, may be deemed to beneficially own the 10,181,070 Shares beneficially owned in the aggregate by Pale Fire Capital and PFC SICAV, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 12,376,331 Shares, constituting approximately 30.0% of the Shares outstanding.

As of the date hereof, Mr. Barta did not directly beneficially own any Shares. Mr. Barta, as a control person and Chairman of the supervisory board of Pale Fire Capital, may be deemed to beneficially own the 10,181,070 Shares beneficially owned in the aggregate by Pale Fire Capital and PFC SICAV, constituting approximately 25.7% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       Other than in connection with the CEO PSU Award (as defined and described in Item 6 below), no Reporting Person has entered into any transactions in securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

In connection with his appointment as CEO, pursuant to the Employment Agreement, Mr. Senkypl will receive (i) an annual base salary of $150,000 USD (which will be converted to his local currency of CZK at time of payment); (ii) a target bonus opportunity of up to a maximum of 150% of his base salary; and (iii) on May 1, 2024 (the “Award Date”), an award of 1,393,948 performance share units (“PSUs”) under that certain PSU Award Agreement (the “CEO PSU Award Agreement”) dated May 7, 2024, by and between Mr. Senkypl and the Issuer (the “CEO PSU Award”) and pursuant to the Groupon, Inc. 2011 Incentive Plan, as amended (the “Plan”).

The CEO PSU Award is subject to stockholder approval of an amendment to the Plan to increase the available share pool (the “Plan Amendment”) at the Issuer’s annual meeting of stockholders scheduled to be held on June 12, 2024. If stockholders do not approve the Plan Amendment, the CEO PSU Award is null and void and the PSUs thereunder will be forfeited and canceled for no consideration.

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CUSIP No. 399473206

Per the terms of the CEO PSU Award: (i) the PSUs can only be earned if certain stock price hurdles ($14.86, $20.14, $31.01 and $68.82) are met during a performance period and Mr. Senkypl satisfies certain service conditions; (ii) achievement of each stock price hurdle would entitle Mr. Senkypl to 25% of the target number of PSUs, subject to the service condition being met; (iii) the performance period begins on the Award Date and ends on the third anniversary of the Award Date, and the stock price hurdles must be achieved during the measurement period, with the measurement period for determination of any stock price hurdle achievement beginning nine months from the Award Date; (iv) to determine whether a stock price hurdle is met during the measurement period, stock prices will be calculated based on a 90 consecutive calendar day volume-weighted average stock price, and all determinations will be certified by the Compensation Committee of the Board (the “Committee”); (v) if, on the last day of the three-year performance period, the 90 consecutive day volume weighted stock price is between hurdles, a portion of the PSUs in that vesting tranche will be considered earned based on linear interpolation between stock price hurdles; however, no shares will be earned if the first stock price hurdle is not achieved; (vi) once the stock price hurdle is achieved, a service condition must also be met before the shares will vest, and the service condition must be met on each anniversary of the Award Date throughout the performance period in the following manner: (a) for 33% of the award, on the first anniversary of the Award Date; (b) for 33% of the remaining award, on the second anniversary of the Award Date; and (c) for the final 34% of the award, on the third anniversary of the Award Date; (vii) Mr. Senkypl must be (a) actively employed in his current position or in an equivalent position throughout the date on which the stock price hurdle is achieved, subject to Board approval, or (b) serving as a director in an Executive Chairman role, subject to approval by the Issuer’s independent directors; (viii) PSUs otherwise eligible to vest on a particular date following the achievement of both the service and stock price hurdle conditions are subject to a 20% downward adjustment by the Committee in the event that the Issuer’s current material weakness remains unremediated on such vesting date, and, if so reduced, the shares comprising the reduction shall be forfeited; and (ix) the PSUs are subject to the terms and conditions set forth in the Plan and in the CEO PSU Award Agreement.

The foregoing description of Mr. Senkypl’s compensation terms is not complete and is qualified by reference to the Employment Agreement and the CEO PSU Award Agreement, which are attached as Exhibits 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.

In connection with his agreement to serve as CEO, Mr. Senkypl and the Issuer also entered into a Severance Benefit Agreement, dated May 8, 2024 (the “CEO SBA”). Under the CEO SBA: (i) Mr. Senkypl will receive a severance benefit amount upon an involuntary termination of employment without Cause or a resignation for Good Reason (each as defined in the CEO SBA) equal to 3 months of salary; (ii) the accelerated vesting of outstanding time-based equity awards that are scheduled to vest over the 12 month period following termination; and (iii) vesting of a pro-rata portion of outstanding performance based equity awards for the applicable performance period (subject to the Committee’s certification of the performance objectives following the end of the performance period). In the event that Mr. Senkypl’s employment is terminated in connection with a Change in Control (as defined in the CEO SBA) of the Issuer, he will receive an amount equal to 3 months of salary, a pro rata amount of his target bonus opportunities, and the accelerated vesting of the service condition and prorated vesting of the stock price hurdle condition of his PSUs, provided that a Change in Control shall be deemed not to include a transaction resulting in Pale Fire Capital, together with its affiliated entities and individuals, becoming the direct or indirect beneficial owner of more than fifty percent (50%) of the total combined voting power of the Issuer’s then-outstanding securities entitled to vote generally in the election of Board members, unless the Change in Control occurs as a result of a transaction approved by the Board, including by a majority of members of the Board unaffiliated with Pale Fire Capital.

The foregoing description of the CEO SBA is not complete and is qualified by reference to the CEO SBA, which is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

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CUSIP No. 399473206

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	CEO Employment Agreement, dated May 1, 2024 (incorporated by reference to Ex. 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 7, 2024).

99.2	CEO Notice of Grant and Performance Share Agreement, dated May 7, 2024 (incorporated by reference to Ex. 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 7, 2024).

99.3	CEO Severance Benefit Agreement, dated May 8, 2024 (incorporated by reference to Ex. 10.1 to the Issuer’s Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on May 9, 2024).

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CUSIP No. 399473206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2024

Pale Fire Capital SICAV a.s.

By:	/s/ Martin Trpak
	Name:	Martin Trpak
	Title:	Authorized Representative

Pale Fire Capital SE

By:	/s/ Dusan Senkypl
	Name:	Dusan Senkypl
	Title:	Chairman of the Board

/s/ Dusan Senkypl
Dusan Senkypl

/s/ Jan Barta
Jan Barta

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